Exhibit 99.1

CONYERS DILL & PEARMAN

29th Floor
One Exchange Square
8 Connaught Place
Central
Hong Kong

T +852 2524 7106 | F +852 2845 9268

conyers.com

23 June 2023

Matter No.: 829725
852 2842 9530
Richard.Hall@conyers.com

The Nasdaq Stock Market, Inc.

Listing Qualifications

9600 Blackwell Road

Fifth Floor

Rockville, MD 20850

United States of America

Dear Sir / Madam,

Re: Intelligent Living Application Group Limited (the “Company”)

We have acted as special Cayman Islands legal counsel to the Company in connection with the following by the Company of certain corporate governance practices in the absence of any established or normal practice in the Cayman Islands (“Home Country Practice”) and in lieu of certain requirements of the Nasdaq Marketplace Rule 5600 Series as set out in the schedule (the “NASDAQ Listing Rules”).

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have reviewed

1.1.	a copy of the Memorandum and Articles of Association of the Company, each certified by the Secretary of the Company on 23 June 2023; and

1.2.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

2.2.	the accuracy and completeness of all factual representations made in the documents reviewed by us;

2.3.	that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; and

2.4.	that following Home Country Practice in such circumstances will comply with the NASDAQ Listing Rules.

3.	QUALIFICATIONS

3.1.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that the Company’s Home Country Practice relating to corporate governance set forth above is not prohibited by Cayman Islands law.

Yours faithfully,

/s/ Conyers Dill & Pearman

Conyers Dill & Pearman

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Schedule

5620. Meetings of Shareholders

(a) Each Company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end, unless such Company is a limited partnership that meets the requirements of Rule 5615(a)(4)(D).

5635. Shareholder Approval

(a) Acquisition of Stock or Assets of Another Company

Shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash:

(A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

(B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or

(2) any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or

(c) Equity Compensation

Shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for:

(1) warrants or rights issued generally to all security holders of the Company or stock purchase plans available on equal terms to all security holders of the Company (such as a typical dividend reinvestment plan);

(2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the Company's independent compensation committee or a majority of the Company's Independent Directors; or plans that merely provide a convenient way to purchase shares on the open market or from the Company at Market Value;

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(3) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or

(4) issuances to a person not previously an employee or director of the Company, or following a bona fide period of non-employment, as an inducement material to the individual's entering into employment with the Company, provided such issuances are approved by either the Company's independent compensation committee or a majority of the Company's Independent Directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a Company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

(d) Transactions other than Public Offerings

(1) For purposes of this Rule 5635(d):

(A) "Minimum Price" means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

(B) "20% Issuance" means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

(2) Shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price.

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